BUREAU OF FUGITIVE RECOVERY, INC.
132 W. 11th Avenue
Denver, Colorado  80204
(720) 266-6996

November 19, 2010

VIA:   EDGAR

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C.  20549

Attn: Brandon Hill, Esq.

RE:         Bureau of Fugitive Recovery, Inc.;
Amendment No. 3 to Form S-1;
SEC File No. 333-168713

Dear Mr. Hill:

The undersigned, on behalf of Bureau of Fugitive Recovery, Inc., a Colorado corporation (the “Company”), hereby requests that the United States Securities and Exchange Commission issue an Order of Effectiveness by acceleration to the Company’s registration statement on Form S-1, with an effective date and time of Tuesday, November 24, 2010, at 1:00 p.m. Eastern Time (11:00 a.m. Mountain Time).

As there is no underwriter for this offering, no consent of any FINRA member is required.  In addition, in the event this date and time is not acceptable to the staff of the Commission, we would request that the staff accept oral requests for acceleration from the undersigned or our legal counsel, Andrew I. Telsey, Esq.

Very truly yours,

BUREAU OF FUGITIVE RECOVERY, INC.

s/ Frank Ficarra

Frank Ficarra
Chief Executive Officer

cc  Andrew I. Telsey, Esq.